SECURITIES AND EXCHANGE COMMISSION

                                   Washington, D. C.  20549



                                           FORM 11-K


(Mark One)
                     [X]    Annual Report Pursuant to Section 15(d) of the
                                   Securities Exchange Act of 1934

                             For the fiscal year ended December 31, 1996

                                              OR

                    [  ] Transition Report Pursuant to Section 15(d) of the
                                Securities Exchange Act of 1934







                                     THE LL&E SAVINGS PLAN
                                   (Full title of the plan)







                          THE LOUISIANA LAND AND EXPLORATION COMPANY
               (Name of the issuer of the securities held pursuant to the plan)

                                      909 Poydras Street
                                        P. O. Box 60350
                                 New Orleans, Louisiana  70160
                            (Address of principal executive office)

                               Financial Statements and Exhibits

                                                          Page
                                                         Number
  (a)     Financial statements:                             Herein

          Independent Auditors' Report ..................      3

          Statements of Net Assets Available for Benefits -
            December 31, 1996 and 1995...................      4

          Statements of Changes in Net Assets Available
            for Benefits - years ended December 31, 1996
             and 1995.....................................     12

          Notes to Financial Statements..................     20

          Schedules:
             Schedule I - Item 27a - Schedule of Assets
               held for Investment Purposes..............     30

             Schedule II - Item 27c - Schedule of Reportable
               Transactions..............................     31

          (b) Exhibits:

          Exhibit No.                   Description

              23                   Consent of KPMG Peat
                                  Marwick LLP



                                          SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of The LL&E Savings Plan have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

                                     THE LL&E SAVINGS PLAN



Date: June 27, 1997                  /s/Louis A. Raspino, Jr.

                                     Louis A. Raspino, Jr.
                                     Benefits Committee

                                 INDEPENDENT AUDITORS' REPORT


The Louisiana Land and Exploration Company
Benefits Committee:


We have audited the statements of net assets available for benefits of The LL&E Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented to comply with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        s/ KPMG Peat Marwick LLP

                                        KPMG Peat Marwick LLP

New Orleans, Louisiana
May 31, 1997


                                           THE LL&E SAVINGS PLAN
                                   Statement of Net Assets Available for
                                             Benefits by Fund
                                             December 31, 1996

                                                            Participant Directed
                                                    FUND                FUND                  FUND
                                                     A                   B                     C
ASSETS
  Cash and cash equivalents at
     cost plus accrued interest                $     -                   -                     -
  Capital Stock of The
     Louisiana Land and
     Exploration Company                          1,736,970              -                     -
  LL&E Royalty Trust Units
     of Beneficial Interest                          -                   -                    201,779
  Investment in Funds:
     Schwab Value Advantage                          -                   -                     -
     Vanguard Bond Index                             -                   -                     -
     Vanguard Index Trust 500
       Portfolio                                     -                   -                     -
     PBHG Growth                                     -                   -                     -
     Janus Worldwide                                 -                   -                     -
  Loans to participants                              -                3,161,633                -

                                                  1,736,970           3,161,633               201,779

LIABILITIES

  Loans payable to LL&E                              -                   -                     -
  Interest payable to LL&E                           -                   -                     -

  Net Assets Available for Benefits            $  1,736,970           3,161,633               201,779

  Number of units outstanding                        32,372                                    41,382

  Per unit                                     $    53.6566                                    4.8760


                                                                                          (Continued)
/TABLE

                                           THE LL&E SAVINGS PLAN
                                   Statement of Net Assets Available for
                                             Benefits by Fund
                                             December 31, 1996

                                                            Participant Directed
                                                    FUND                FUND                 FUND
                                                     D                    E                    F
ASSETS
  Cash and cash equivalents at
     cost plus accrued interest                $     -                   -                     -
  Capital Stock of The
     Louisiana Land and
     Exploration Company                             -                   -                     -
  LL&E Royalty Trust Units
     of Beneficial Interest                          -                   -                     -
  Investment in Funds:
     Schwab Value Advantage                       9,308,031              -                     -
     Vanguard Bond Index                             -                2,776,207                -
     Vanguard Index Trust 500
       Portfolio                                     -                   -                 13,263,744
     PBHG Growth                                     -                   -                     -
     Janus Worldwide                                 -                   -                     -
  Loans to participants                              -                   -                     -

                                                  9,308,031           2,776,207            13,263,744

LIABILITIES

  Loans payable to LL&E                        $     -                   -                     -
  Interest payable to LL&E                           -                   -                     -

  Net Assets Available for Benefits            $  9,308,031           2,776,207            13,263,744

  Number of units outstanding                     9,308,031             282,135               191,783

  Per unit                                     $     1.0000              9.8400               69.1602


                                                                                          (Continued)

                                           THE LL&E SAVINGS PLAN
                                   Statement of Net Assets Available for
                                             Benefits by Fund
                                             December 31, 1996

                                                                                            Employer
                                                     Participant Directed                   Directed
                                                  FUND                 FUND                  FUND
                                                    G                    H                     A
ASSETS
  Cash and cash equivalents at
     cost plus accrued interest                $     -                   -                         47
  Capital Stock of The
     Louisiana Land and
     Exploration Company                             -                   -                 43,719,426
  LL&E Royalty Trust Units
     of Beneficial Interest                          -                   -                     -
  Investment in Funds:
     Schwab Value Advantage                          -                   -                     -
     Vanguard Bond Index                             -                   -                     -
     Vanguard Index Trust 500
       Portfolio                                     -                   -                     -
     PBHG Growth                                 10,654,683              -                     -
     Janus Worldwide                                 -                5,738,877                -
  Loans to participants                              -                   -                     -

                                                 10,654,683           5,738,877            43,719,473

LIABILITIES AND PLAN EQUITY

  Loans payable to LL&E                              -                   -                     24,148
  Interest payable to LL&E                           -                   -                         48

  Net Assets Available for Benefits            $ 10,654,683           5,738,877            43,695,277

  Number of units outstanding                       405,584             170,344               815,273

  Per unit                                     $    26.2700             33.6900               53.5959


                                                                                          (Continued)

                                           THE LL&E SAVINGS PLAN
                                   Statement of Net Assets Available for
                                             Benefits by Fund
                                             December 31, 1996




                                                                            TOTAL
ASSETS
  Cash and cash equivalents at
     cost plus accrued interest                                          $        47
  Capital Stock of The
     Louisiana Land and
     Exploration Company                                                  45,456,396*
  LL&E Royalty Trust Units
     of Beneficial Interest                                                  201,779
  Investment in Funds:
     Schwab Value Advantage                                                9,308,031*
     Vanguard Bond Index                                                   2,776,207
     Vanguard Index Trust 500 Portfolio                                   13,263,744*
     PBHG Growth                                                          10,654,683*
     Janus Worldwide                                                       5,738,877*
  Loans to participants                                                    3,161,633

                                                                          90,561,397

LIABILITIES

  Loans payable to LL&E                                                       24,148
  Interest payable to LL&E                                                        48

  Net assets available for benefits                                      $90,537,201



*Represents more than 5% of Plan assets.

                                           THE LL&E SAVINGS PLAN
                                   Statement of Net Assets Available for
                                             Benefits by Fund
                                             December 31, 1995

                                                            Participant Directed
                                                    FUND                FUND                  FUND
                                                     A                   B                     C
ASSETS
  Cash and cash equivalents at
     cost plus accrued interest                $     -                   -                     -
  Capital Stock of The
     Louisiana Land and
     Exploration Company                          3,663,652              -                     -
  LL&E Royalty Trust Units
     of Beneficial Interest                          -                   -                    174,254
  Investment in Funds:
     Schwab Value Advantage                          -                   -                     -
     Vanguard Bond Index                             -                   -                     -
     Vanguard Index Trust 500
       Portfolio                                     -                   -                     -
     PBHG Growth                                     -                   -                     -
     Janus Worldwide                                 -                   -                     -
  Loans to participants                              -                4,173,607                -

                                                  3,663,652           4,173,607               174,254

LIABILITIES

  Loans payable to LL&E                              -                   -                     -
  Interest payable to LL&E                           -                   -                     -

                                               $  3,663,652           4,173,607               174,254

  Number of units outstanding                        85,434                                    48,065

  Plan equity per unit                         $    42.8828                                    3.6254


                                                                                          (Continued)
/TABLE

                                           THE LL&E SAVINGS PLAN
                                   Statement of Net Assets Available for
                                             Benefits by Fund
                                             December 31, 1995

                                                            Participant Directed
                                                    FUND                FUND                 FUND
                                                     D                    E                    F
ASSETS
  Cash and cash equivalents at
     cost plus accrued interest                $     -                   -                     -
  Capital Stock of The
     Louisiana Land and
     Exploration Company                             -                   -                     -
  LL&E Royalty Trust Units
     of Beneficial Interest                          -                   -                     -
  Investment in Funds:
     Schwab Value Advantage                      10,037,264              -                     -
     Vanguard Bond Index                             -                3,574,287                -
     Vanguard Index Trust 500
       Portfolio                                     -                   -                 11,238,516
     PBHG Growth                                     -                   -                     -
     Janus Worldwide                                 -                   -                     -
  Loans to participants                              -                   -                     -

                                                 10,037,264           3,574,287            11,238,516

LIABILITIES

  Loans payable to LL&E                              -                   -                     -
  Interest payable to LL&E                           -                   -                     -

                                               $ 10,037,264           3,574,287            11,238,516

  Number of units outstanding                    10,037,264             352,494               195,113

  Plan equity per unit                         $     1.0000             10.1400               57.6000


                                                                                          (Continued)

                                           THE LL&E SAVINGS PLAN
                                   Statement of Net Assets Available for
                                             Benefits by Fund
                                             December 31, 1995

                                                                                            Employer
                                                     Participant Directed                   Directed
                                                  FUND                 FUND                  FUND
                                                    G                    H                     A
ASSETS
  Cash and cash equivalents at
     cost plus accrued interest                $     -                   -                         47
  Capital Stock of The
     Louisiana Land and
     Exploration Company                             -                   -                 43,437,971
  LL&E Royalty Trust Units
     of Beneficial Interest                          -                   -                     -
  Investment in Funds:
     Schwab Value Advantage                          -                   -                     -
     Vanguard Bond Index                             -                   -                     -
     Vanguard Index Trust 500
       Portfolio                                     -                   -                     -
     PBHG Growth                                  8,497,014              -                     -
     Janus Worldwide                                 -                3,506,524                -
  Loans to participants                              -                   -                     -

                                                  8,497,014           3,506,524            43,438,018

LIABILITIES

  Loans payable to LL&E                              -                   -                  1,913,564
  Interest payable to LL&E                           -                   -                      3,925

                                               $  8,497,014           3,506,524            41,520,529

  Number of units outstanding                       355,226             123,469             1,013,096

  Plan equity per unit                         $    23.9200             28.4000               40.9838


                                                                                          (Continued)

                                           THE LL&E SAVINGS PLAN
                                   Statement of Net Assets Available for
                                             Benefits by Fund
                                             December 31, 1995




                                                                            TOTAL
ASSETS
  Cash and cash equivalents at
     cost plus accrued interest                                          $        47
  Capital Stock of The
     Louisiana Land and
     Exploration Company                                                  47,101,623*
  LL&E Royalty Trust Units
     of Beneficial Interest                                                  174,254
  Investment in Funds:
     Schwab Value Advantage                                               10,037,264*
     Vanguard Bond Index                                                   3,574,287
     Vanguard Index Trust 500 Portfolio                                   11,238,516*
     PBHG Growth                                                           8,497,014*
     Janus Worldwide                                                       3,506,524
  Loans to participants                                                    4,173,607

                                                                          88,303,136

LIABILITIES

  Loans payable to LL&E                                                  $ 1,913,564
  Interest payable to LL&E                                                     3,925

                                                                          86,385,647


*Represents more than 5% of Plan assets.


                                           THE LL&E SAVINGS PLAN
                             Statement of Changes in Net Assets Available for
                                             Benefits by Fund
                                             December 31, 1996

                                                            Participant Directed
                                                    FUND                FUND                  FUND
                                                     A                   B                     C
Investment income:
  Interest and royalties                       $     -                   -                     38,772
  Dividends:
     Capital Stock of The
       Louisiana Land and
       Exploration Company                           -                   -                     -
     Other investments                               -                   -                     -
                                                     -                   -                     -

  Interest income on loans
     to participants                                 13,764          (1,681,670)               -

  Net realized gains (losses)
     on disposition of invest-
     ments                                       (3,225,187)             -                      9,265

  Net unrealized appreciation
     (depreciation) of invest-
     ments                                        3,897,546              -                     44,364

  Contributions:
     Employer allocated                              -                   -                     -
     Employer unallocated                            -                   -                     -
     Employees                                      134,705              -                     -

  Benefit payments for
     terminations and with-
     drawals                                       (626,180)           (633,469)              (49,066)

  Interest expense                                   -                   -                     -
  Transfers between funds -
     net                                         (2,121,330)          1,303,165               (15,810)

  Changes in net assets
     available for benefits                      (1,926,682)         (1,011,974)               27,525

  Net assets available for
     benefits - beginning of
     year                                         3,663,652           4,173,607               174,254

  Net assets avilable for
     benefits - end of year                    $  1,736,970           3,161,633               201,779


                                                                                          (Continued)
/TABLE

                                           THE LL&E SAVINGS PLAN
                             Statement of Changes in Net Assets Available for
                                             Benefits by Fund
                                             December 31, 1996

                                                            Participant Directed
                                                    FUND                FUND                  FUND
                                                     D                   E                     F
Investment income:
  Interest and royalties                       $    433,926             208,976                -
  Dividends:
     Capital Stock of The
       Louisiana Land and
       Exploration Company                           -                   -                     -
     Other investments                               -                   -                    295,112
                                                     -                   -                    295,112

  Interest income on loans
     to participants                                258,636             209,319               525,265

  Net realized gains (losses)
     on disposition of invest-
     ments                                           -                  (59,423)              335,238

  Net unrealized appreciation
     (depreciation) of invest-
     ments                                           -                  (50,340)            1,907,677

  Contributions:
     Employer allocated                              -                   -                     -
     Employer unallocated                            -                   -                     -
     Employees                                      306,212             222,559               887,551

  Benefit payments for
     terminations and with-
     drawals                                     (1,968,167)           (802,273)           (2,029,114)

  Interest expense                                   -                   -                     -
  Transfers between funds -
     net                                            240,160            (526,898)              103,499

  Changes in net assets
     available for benefits                        (729,233)           (798,080)            2,025,228

  Net assets available for
     benefits - beginning of
     year                                        10,037,264           3,574,287            11,238,516

  Net assets available for
     benefits - end of year                    $  9,308,031           2,776,207            13,263,744


                                                                                          (Continued)
/TABLE

                                           THE LL&E SAVINGS PLAN
                             Statement of Changes in Net Assets Available for
                                             Benefits by Fund
                                             December 31, 1996

                                                                                            Employer
                                                     Participant Directed                   Directed
                                                    FUND               FUND                   FUND
                                                     G                   H                     A
Investment income:
  Interest and royalties                       $    -                    -                     -
  Dividends:
     Capital Stock of The
       Louisiana Land and
       Exploration Company                           -                   -                    238,546
     Other investments                               -                  351,137                -
                                                     -                  351,137               238,546

  Interest income on loans
     to participants                                594,551             243,536               118,806

  Net realized gains (losses)
     on disposition of invest-
     ments                                          372,266             300,738             5,820,987

  Net unrealized appreciation
     (depreciation) of invest-
     ments                                          573,295             470,266             5,444,668

  Contributions:
     Employer allocated                              -                   -                  2,924,425
     Employer unallocated                            -                   -                    301,264
     Employees                                      941,236             414,203                -

  Benefit payments for
     terminations and with-
     drawals                                     (1,788,851)         (1,152,315)          (10,572,926)

  Interest expense                                   -                   -                    (48,276)
  Transfers between funds -
     net                                          1,465,172           1,604,788            (2,052,746)

  Change in net assets
     available for benefits                       2,157,669           2,232,353             2,174,748

  Net assets available for
     benefits - beginning of
     year                                         8,497,014           3,506,524            41,520,529

  Net assets available for
     benefits - end of year                    $ 10,654,683           5,738,877            43,695,277


                                                                                          (Continued)
/TABLE

                                           THE LL&E SAVINGS PLAN
                             Statement of Changes in Net Assets Available for
                                             Benefits by Fund
                                             December 31, 1996




                                                                            TOTAL
Investment income:
  Interest and royalties                                                 $   681,674
  Dividends:
     Capital Stock of The
       Louisiana Land and
       Exploration Company                                                   238,546
     Other investments                                                       646,249
                                                                             884,795

  Interest income on loans
     to participants                                                         282,207

  Net realized gains (losses)
     on disposition of invest-
     ments                                                                 3,553,884

  Net unrealized appreciation
     (depreciation) of invest-
     ments                                                                12,287,476

  Contributions:
     Employer allocated                                                    2,924,425
     Employer unallocated                                                    301,264
     Employees                                                             2,906,466

  Benefit payments for
     terminations and with-
     drawals                                                             (19,622,361)

  Interest expense                                                           (48,276)
  Transfers between funds -
     net                                                                      -

  Changes in net assets
     available for benefits                                                4,151,554

  Net assets available for
     benefits - beginning of
     year                                                                 86,385,647

  Net assets available for
     benefits - end of year                                              $90,537,201

/TABLE

                                           THE LL&E SAVINGS PLAN
                             Statement of Changes in Net Assets Available for
                                             Benefits by Fund
                                             December 31, 1995

                                                            Participant Directed
                                                    FUND                FUND                  FUND
                                                     A                   B                     C
Investment income:
  Interest and royalties                       $     -                   -                     16,127
  Dividends:
     Capital Stock of The
       Louisiana Land and
       Exploration Company                           27,195              -                     -
     Other investments                               -                   -                     -
                                                     27,195              -                     -

  Interest income on loans
     to participants                                179,375          (1,836,295)               -

  Net realized gains (losses)
     on disposition of invest-
     ments                                          173,340              -                     (2,337)

  Net unrealized appreciation
     (depreciation) of invest-
     ments                                          675,537              -                    (26,773)

  Contributions:
     Employer allocated                              -                   -                     -
     Employer unallocated                            -                   -                     -
     Employees                                      260,644              -                     -

  Benefit payments for
     terminations and with-
     drawals                                       (371,897)           (141,390)               (1,402)

  Interest expense                                   -                   -                     -
  Transfers between funds -
     net                                           (591,910)          1,887,495                (6,710)

  Changes in net assets
     available for benefits                         352,284             (90,190)              (21,095)

  Net assets available for
     benefits - beginning of
     year                                         3,311,368           4,263,797               195,349

  Net assets available for
     benefits - end of year                    $  3,663,652           4,173,607               174,254


                                                                                          (Continued)
/TABLE

                                           THE LL&E SAVINGS PLAN
                             Statement of Changes in Net Assets Available for
                                             Benefits by Fund
                                             December 31, 1995

                                                            Participant Directed
                                                    FUND                FUND                  FUND
                                                     D                   E                     F
Investment income:
  Interest and royalties                       $    497,941             371,075                -
  Dividends:
     Capital Stock of The
       Louisiana Land and
       Exploration Company                           -                   -                     -
     Other investments                               -                   -                    325,371
                                                     -                   -                    325,371

  Interest income on loans
     to participants                                353,429             347,211               612,190

  Net realized gains (losses)
     on disposition of invest-
     ments                                           -                  274,227             1,967,206

  Net unrealized appreciation
     (depreciation) of invest-
     ments                                           -                  143,404               885,263

  Contributions:
     Employer allocated                              -                   -                     -
     Employer unallocated                            -                   -                     -
     Employees                                      550,724             349,202             1,109,800

  Benefit payments for
     terminations and with-
     drawals                                     (1,472,712)           (499,621)           (1,461,358)

  Interest expense                                   -                   -                     -
  Transfers between funds -
     net                                          3,443,564          (4,014,555)           (3,170,279)

  Changes in net assets
     available for benefits                       3,372,946          (3,029,057)              268,193

  Net assets available for
     benefits - beginning of
     year                                         6,664,318           6,603,344            10,970,323

  Net assets available for
     benefits - end of year                    $ 10,037,264           3,574,287            11,238,516


                                                                                          (Continued)
/TABLE

                                           THE LL&E SAVINGS PLAN
                             Statement of Changes in Net Assets Available for
                                             Benefits by Fund
                                             December 31, 1995

                                                                                            Employer
                                                     Participant Directed                   Directed
                                                    FUND               FUND                   FUND
                                                     G                   H                     A
Investment income:
  Interest and royalties                       $    149,942              -                         50
  Dividends:
     Capital Stock of The
       Louisiana Land and
       Exploration Company                           -                   -                    256,655
     Other investments                               -                  156,484                -
                                                     -                  156,484               256,655

  Interest income on loans
     to participants                                473,923             102,427                66,905

  Net realized gains (losses)
     on disposition of invest-
     ments                                          811,443                 291              (794,835)

  Net unrealized appreciation
     (depreciation) of invest-
     ments                                          938,680              28,679             7,449,709

  Contributions:
     Employer allocated                              -                   -                  3,095,618
     Employer unallocated                            -                   -                    233,339
     Employees                                      774,799             219,386                -

  Benefit payments for
     terminations and with-
     drawals                                       (377,615)            (25,120)           (2,640,641)

  Interest expense                                   -                   -                   (255,961)
  Transfers between funds -
     net                                           (489,444)          3,024,377               (82,538)

  Changes in net assets
     available for benefits                       2,281,728           3,506,524             7,328,301

  Net assets available for
     benefits -  beginning of
     year                                         6,215,286              -                 34,192,228

  Net assets available for
     benefits - end of year                    $  8,497,014           3,506,524            41,520,529


                                                                                          (Continued)
/TABLE

                                           THE LL&E SAVINGS PLAN
                             Statement of Changes in Net Assets Available for
                                             Benefits by Fund
                                             December 31, 1995




                                                                            TOTAL
Investment income:
  Interest and royalties                                                 $ 1,035,135
  Dividends:
     Capital Stock of The
       Louisiana Land and
       Exploration Company                                                   283,850
     Other investments                                                       481,855
                                                                             765,705

  Interest income on loans
     to participants                                                         299,165

  Net realized gains (losses)
     on disposition of invest-
     ments                                                                 2,429,335

  Net unrealized appreciation
     (depreciation) of invest-
     ments                                                                10,094,499

  Contributions:
     Employer allocated                                                    3,095,618
     Employer unallocated                                                    233,339
     Employees                                                             3,264,555

  Benefit payments for
     terminations and with-
     drawals                                                              (6,991,756)

  Interest expense                                                          (255,961)
  Transfers between funds -
     net                                                                      -

  Changes in net assets
     available for benefits                                               13,969,634

  Net assets available for
     benefits - beginning of
     year                                                                 72,416,013

  Net assets available for
     benefits - end of year                                              $86,385,647

/TABLE

                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements
                                  December 31, 1996 and 1995

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       A.     Basis of Presentation

              The accompanying financial statements have been prepared on the accrual basis and present the equity available to participants in The LL&E Savings Plan (the Plan) and changes in equity of the Plan. Certain amounts have been reclassified to conform to the current period's presen-tation.

              Benefits payable for terminations and withdrawals are included in Plan equity and are charged to income when paid. This accounting method differs from that required in Department of Labor Form 5500 which requires benefits payable to be accrued and charged to income in the period the liability arises. Accordingly, net assets available for benefits as of December 31, 1996 and 1995 and changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1996 differ from that reported in Form 5500 as follows:

                                                                          Net Assets Available
                                                                              for Benefits
                                                                           1996              1995
            As reported herein                                         $90,537,201        86,385,647
            Effect of accrued benefits payable                          (5,010,805)       (1,122,952)
            As reported in Form 5500                                   $85,526,396        85,262,695

                                                                          Change in Net Assets
                                                                         Available for Benefits
                                                                           1996              1995
            As reported herein                                         $ 4,151,554        13,969,634
            Effect of accrued benefits payable                          (3,887,853)        1,510,550
            As reported in Form 5500                                   $   263,701        15,480,184

                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements

       B.     Investment in Trust Funds managed by the Trustees

              Prior to July 1995, a trust agreement between LL&E and Putnam Fiduciary Trust Company (Putnam), provided for Putnam to maintain trust funds on behalf of the Plan. In July 1995, LL&E changed the Plan's trustee to Charles Schwab Trust Company (Schwab). The major provisions of the Plan were unaffected by this change as were Funds A, B and C. However, the Participants' four investment options which were managed by Putnam as represented by Funds D, E, F and G were changed to provide five diverse mutual funds maintained by Schwab designated as Funds D,
              E, F, G and H.   The trust funds were and are now
              segregated into investment funds as follows:

                o Fund A for employees' and employer's contributions which are invested primarily in Capital Stock of LL&E.

                o Fund B for loans to participants. The notes receivable resulting from loans to participants are maintained in this fund. Benefit payments for terminations and withdrawals in this fund relate to the cancellation of loans by participants with-drawing from the Plan.

                o Fund C contains LL&E Royalty Trust Units of Beneficial Interest. No new amounts are being invested in this fund, except that income on existing Royalty Trust Units and any repayments of loans to participants in this fund are reinvested in additional Units.

                o Fund D for employees' contributions which, prior to June 1995, were invested in the Putnam Daily Dividend Trust, a mutual fund which invested in money market instruments. Beginning in July 1995, these contributions are invested in the Schwab Value Advantage Money Fund, which invests in high quality short-term debt securities such as certificates of deposit, commercial paper and publically traded bonds.

                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements

                o Fund E for employees' contributions which, prior to July 1995, were invested in the Putnam U.S. Govern-ment Guaranteed Securities Income Trust, a fund which invested exclusively in securities backed by the full faith and credit of the United States government and repurchase agreements with respect to these securities. Beginning in July 1995, these contributions are invested in the Vanguard Bond Index Total Bond Market Fund, which invests in a portfolio of fixed income securities selected to match the Lehman Brothers Aggregate Bond Index which encompasses U.S. Treasury and agency securities, corporate bonds and mortgage-backed securities, with maturities greater than one year.

                o Fund F for employees' contributions which, prior to July 1995, were invested in the Putnam Fund for Growth and Income, a fund which invested primarily in a variety of common stocks. Beginning in July 1995, these contributions are invested in the Vanguard Index Trust 500 Portfolio, which invests in all 500 stocks in the Standard & Poor's 500 Index in approximately the same proportions as they are represented in the Index.

                o Fund G for employees' contributions which, prior to July 1995, were invested in the Putnam Convertible Income-Growth Trust, a fund which invested primarily in convertible bonds and convertible preferred stocks. Beginning in July 1995, these contributions are invested in the PBHG Growth Fund,which invests in common stocks and convertible securities of companies with market capitalization or annual revenues under $1.5 billion.

                o Fund H, a new fund for employees' contributions which, beginning in July 1995, are invested in the Janus Worldwide Fund, which invests in common stocks of foreign and domestic companies.


              Participants in the Plan are permitted to direct the investment of their contributions to the Plan in any of Funds A, D, E, F, G or H and up to eight transfers per year between these funds are allowed on a daily basis.

                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements

              The investment and changes therein of all funds are determined through the use of quoted market prices.

              Realized gains or losses and unrealized appreciation or depreciation of investments are determined in accordance with Department of Labor regulations for Form 5500. The cost basis of investments are either fair market value at the beginning of the year and/or cost of current year additions, as appropriate. Dispositions of investments are on a first-in first-out basis.

       The number of participants by fund at December 31, 1996 was as follows:

                                             Number of
                       Fund                Participants

                        A                      682
                        B                      304
                        C                       99
                        D                      315
                        E                      267
                        F                      483
                        G                      493
                        H                      359

       Since, within certain limitations, investments may be made simultaneously in more than one fund by an individual participant, an individual may be included more than once in the above count. The individual participants in the Plan at December 31, 1996 numbered 682.

                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements

2.     CONTRIBUTIONS AND BENEFITS

       The Plan is a contributory savings plan sponsored by LL&E.
       Individuals eligible for participation in the Plan are the employees of LL&E and of any affiliated corporation (as defined in the Plan) that has adopted the Plan.

       The major provisions of the Plan as of December 31, 1996 are as follows:

       A.     Non-Contributory Participation

              The employer contributes monthly to the Plan participants' accounts an amount determined in accordance with the following schedule:

                                                   Percent of Covered
               Credited Service                      Compensation
              Less than 5 years                              2%
              5 years or more                                4%

              Non-contributory participation is not dependent on the eligible employees' contributory participation.

       B.     Contributory Participation

              Employees are allowed to make tax-deferred contributions to the Plan in the amount of between 2% and 12% of compensation. The amount of tax-deferred contributions are limited by federal tax legislation. Where tax-deferred contributions elected by participants exceed these limitations, any excess tax-deferred contributions are distributed to the affected parties.

              The employer will contribute an amount to the participants' accounts based on a percentage of the dollar amount contributed voluntarily, if any, by the participants. The additional employer's contributions are applicable to voluntary participant contributions which are not in excess of 6% of covered compensation and are determined in accordance with the following schedule:

                                                   Percent of Voluntary
                                                   Contribution Matched
               Credited Service                        by Employer

              Less than 5 years                              50%
              5 years or more                               100%

                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements

              Participants pay no federal income tax on their tax-deferred contributions or on the employer contributions, or on any earnings on their accounts, until withdrawals or distributions are made from their accounts.

       C.     Other Significant Plan Provisions

              Participants in the Plan become fully vested in their account balance derived from employer contributions upon the earliest to occur of the following:

                o     Completion of five years of service
                o     Attainment of age 65
                o Retirement pursuant to the early retirement provisions of The LL&E Pension Plan
                o     Death
                o Termination of employment by reason of a reduction in labor force
                o     Total disability, as defined in the Plan
                o In the event of a change in control, as defined in the Plan
                o Under certain circumstances in the event of a change in control as defined in The LL&E Special Termination Benefit Plan in the case of certain employees covered by said plan.

              Participants are at all times fully vested in their account balance derived from their own contributions, including any earnings or losses thereon.

              Participants may elect that the vested portions of employer and employee contributions, plus income or earnings thereon, be distributed to them in a lump sum i) as soon as practicable following termination of employ-ment, ii) on or about the date one year after termination of employment or iii) on or about age 65. Upon termi-nation, other than described above, nonvested employer contributions and earnings thereon are forfeited by participants and such amounts reduce employer contribu-tions under the Plan.

                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements

              Participants in the Plan may make a qualified plan rollover contribution or an individual retirement account rollover contribution, as defined in the Plan. The contributions may only be made if they meet the require-ments of a tax-free rollover for federal income tax purposes. Amounts are invested in Funds A, D, E, F, G or H as designated by the participant.

              Participants can withdraw all or any portion of their after-tax contributions, plus earnings thereon. Parti-cipants cannot withdraw any tax-deferred contributions or any earnings thereon while employed at LL&E.

              Participants may, as of any valuation date, withdraw all or any portion of their vested account balance derived from matching employer contributions, and any earnings thereon, subject to several specific rules as defined in the Plan.

              Participants may borrow (Fund B) from the portions of their account derived from employer contributions except ESOP's, transfers from the LL&E Benefit Plan and tax-free rollovers, and employee tax-deferred contributions, and any earnings thereon, subject to several specific rules as defined in the Plan. A participant may have two loans outstanding at any given time but no loan(s) from the Plan may be in excess of the lesser of $50,000 or 50% of the participant's vested account balance. Repayments will be made through bi-weekly payroll deductions over optional terms of from twelve to sixty months (in twelve month increments) and may be prepaid by paying the full outstanding balance. The annual loan interest rate is fixed from time to time at the prime rate. Loans are secured by the applicable participants' vested account balance.

              The amended and restated Plan document and subsequent amendments more fully explain the details of the Plan and are made available to Plan participants by the Plan administrator.

                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements

       3.     NET REALIZED GAINS (LOSSES) ON DISPOSITION OF INVESTMENTS

              The following is a summary of net realized gains (losses) on the disposition of investments for the years ended December 31, 1996 and 1995:

                                                                            1996              1995
            Aggregate market value of Capital
              Stock of LL&E sold                                         $17,896,926        9,984,928

            Aggregate cost basis of Capital
              Stock of LL&E sold                                          15,301,126       10,606,424

            Net realized gains (losses) on
              sale of Capital Stock of LL&E                                2,595,800         (621,496)

            Aggregate market value of
             other investments sold                                       19,612,205       50,876,916

            Aggregate cost basis of other
             investments sold                                             18,654,121       47,826,085

            Net realized gains (losses) on
             sale of other investments                                       958,084        3,050,831

                                                                         $ 3,553,884        2,429,335

       4.     EMPLOYEE STOCK OWNERSHIP PLAN FUND

              In November 1987, the Employee Stock Ownership Fund
              (ESOP) was created using funds borrowed from LL&E. To fund the ESOP I, LL&E borrowed $10.2 million (unsecured) from a bank and loaned the proceeds to the ESOP I. The ESOP I then used the proceeds to acquire 374,678 shares of LL&E Capital Stock at an average market price of $27 1/8 per share. The loan to the ESOP I was secured by LL&E's Capital Stock owned by the ESOP I, was subject to substantially the same repayment terms as LL&E's bank loan (November 1994) and the interest rate was fixed at 8.2%. By amendment dated November 19, 1994 to the loan agreement, LL&E's loan to ESOP I was extended to November 1997 and the interest rate was fixed at 7.4%. The ESOP I repaid the loan, with interest, from LL&E's contributions to the fund along with quarterly dividends paid on the Capital Stock acquired with the ESOP I loan proceeds.

                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements

              The Capital Stock of LL&E acquired by the ESOP I was initially classified as unallocated by the Plan. As principal payments were made to LL&E, shares of Capital Stock were reclassified to allocated in an amount equal to the principal payment divided by the average purchase price of $27 1/8. In May 1996, the final loan payment was made to LL&E and all shares of Capital Stock have been reclassified to allocated.

              On May 3, 1988, LL&E obtained additional financing of approximately $14 million (unsecured) from a bank and loaned the proceeds to the ESOP II. The ESOP II then used the proceeds to acquire 461,690 shares of LL&E Capital Stock at an average purchase price of $30.25 per share. The loan to the ESOP II is secured by LL&E's Capital Stock owned by the ESOP II, was subject to substantially the same repayment terms as LL&E's bank loan (May 1995) and the interest rate was fixed at 8.2%. By amendment dated May 31, 1995 to the loan agreement, LL&E's loan to ESOP II was extended to May 1998 and the interest rate was fixed at 6.1%. The ESOP II will repay the loan, with interest, from LL&E's contributions to the fund along with quarterly dividends paid on the Capital Stock acquired with the ESOP II loan proceeds.

              The Capital Stock of LL&E acquired by the ESOP II was initially classified as unallocated by the Plan. As principal payments are made to LL&E, shares of Capital Stock are reclassified to allocated in an amount equal to the principal payment divided by the average purchase price of $30.25. As of December 31, 1996, all shares of Capital Stock have been reclassified to allocated. The final loan payment to LL&E was made in January 1997.

       5.     DISTRIBUTION OF LL&E ROYALTY TRUST UNITS OF BENEFICIAL
              INTEREST

              LL&E Royalty Trust Units of Beneficial Interest (the Units) were distributed by LL&E to holders of record of its Capital Stock on June 22, 1983 on the basis of one Unit for each two shares of Capital Stock owned on such date. The Units received by the Plan (Fund C) were allocated among the respective accounts of participants in proportion to the number of shares of Capital Stock in each account at the record date of the distribution of the Units and are maintained separately. Monthly royalty income attributable to the Units are allocated to participants on the same basis and are reinvested in additional Units.

                                     THE LL&E SAVINGS PLAN
                                 Notes to Financial Statements

              Participants have the right to decide when the Units allocated to their respective accounts will be sold. Participants may exercise a single election to sell all of their Units and have the proceeds reinvested in Capital Stock of LL&E which will continue to be held in the Plan.

       6.     PLAN TERMINATION

              The Board of Directors of LL&E expects to continue the Plan indefinitely; however, they reserve the right to amend, modify or discontinue the Plan at any time. In the event of Plan termination, participants will become fully vested in their accounts.

       7.     FEDERAL INCOME TAXES

              LL&E has received a favorable determination letter from the Internal Revenue Service dated July 25, 1995, for the Plan as restated June 1, 1994, for all amendments adopted through June 15, 1994. The determination letter was approved subject to the adoption of the First Amendment to the restated Plan, which was adopted on August 21, 1995. The letter states that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code.

              The Plan has subsequently been amended. LL&E does not expect the Plan's qualifications under the provisions of 401(a) and 401(k) of the Internal Revenue Code or its federal income tax exempt status under Section 501(a) of the Internal Revenue Code to change due to the amendments since the restatement.

       8.     FEES AND EXPENSES

              Expenses incurred in administering the Plan are paid by the employer. Expenses in connection with investment security transactions are added to cost or deducted from proceeds, as applicable, of additions or retirements.

                                                                                          SCHEDULE I

                                           THE LL&E SAVINGS PLAN
                        Item 27a - Schedule of Assets Held for Investment Purposes

                                             December 31, 1996

                                                 Number of
                                               shares, units
                                               or principal                                 Current
                                                  amount                Cost                 value
Cash and cash equivalents                                 47        $        47                    47
The Louisiana Land and Exploration
  Company common stock ($0.15
  par value                                          847,645         27,180,682            45,456,396
LL&E Royalty Trust units                              41,382            260,744               201,779
Schwab Value Advantage Fund units                  9,308,031          9,308,031             9,308,031
Vanguard Bond Index Total Bond
  Market Fund units                                  282,135          2,748,213             2,776,207
Vanguard Index Trust 500 Portfolio
  Fund units                                         191,783         10,734,608            13,263,744
PGHG Growth Fund units                               405,584          9,572,864            10,654,683
Janus Worldwide Fund units                           170,344          5,253,225             5,738,877
Participants loans                                                       -                  3,161,633*

     Total Assets Held for Investment
          Purposes                                                  $65,058,463            90,561,397


* Participant loans bear interest between 8.25% and 8.75% and have maturities ranging from one to five years.

/TABLE

                                                                          SCHEDULE II

                                          THE LL&E SAVINGS PLAN

                             ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                           IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS

                                            DECEMBER 31, 1996

                                                                                             Expenses
 Identify of                                            Purchase            Selling        Incurred With
Party Involved       Description of Assets               Price               Price          Transaction
Category (iii) - Series of Securities Transactions

                   LL&E Common Stock                   $4,178,332         $    -                 N/A
                                                            -             17,896,927             N/A

                   Schwab Value Advantage               6,747,476              -                 N/A
                     Money Fund                             -              7,476,709             N/A

                   PBHG Growth Fund                     5,652,830              -                 N/A
                                                            -              4,441,525             N/A




There were no (i), (ii), or (iv) reportable transactions during the year.

                                                                              (Continued)

                                                                          SCHEDULE II
                                                                                      (Continued)
                                          THE LL&E SAVINGS PLAN

                             ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                           IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS

                                            DECEMBER 31, 1996

                                                          Cost           Current Value           Net
 Identify of                                               of             of assets on           Gain
Party Involved       Description of Assets               Assets        Transaction Date         (Loss)
Category (iii) - Series of Securities Transactions

                   LL&E Common Stock                   $4,178,332      $ 4,178,332                 N/A
                                                       15,301,126       17,896,927             2,595,801

                   Schwab Value Advantage               6,747,476        6,747,476                 N/A
                     Money Fund                         7,476,709        7,476,709                     0

                   PBHG Growth Fund                     5,652,830        5,652,830                 N/A
                                                        4,069,259        4,441,525               372,266